VIA EDGAR

December 8, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares XRP ETF
Amendment No. 5 to Registration Statement on Form S-1
Filed December 8, 2025
File No. 333-282942

To Whom it May Concern:

On behalf of 21Shares XRP ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated December 5, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on November 20, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 5 to the Registration Statement filed by the Trust on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We have incorporated any changes referenced below into the Pre-Effective Amendment.

Comment 1: General: We note your disclosure on pages 88 and 95 that on December 17, 2024, the Trust issued to Ripple Markets 10,000,000 Shares in exchange for 100,000,000 XRP. Please expand your disclosure to convert the aggregate purchase price of 100,000,000 XRP into USD on an aggregate and per share basis. Please also provide disclosure regarding this sale in the prospectus summary and under Recent Sales of Unregistered Securities as required by Item 701 of Regulation S-K. In addition, please disclose in your summary any relationship or affiliation between Ripple Markets and Ripple Labs and revise your beneficial ownership disclosure on page 95 to identify the natural person(s) with voting and dispositive control over the shares held by Ripple Markets and to disclose a business, mailing or residence address as required by Item 403(a) of Regulation S-K.

Response: With respect to the Staff’s comment, the Trust advises the Staff that the Trust has (i) revised disclosure on page 88 of the Pre-Effective Amendment to disclose the purchase price of the Shares acquired by Ripple Markets on an aggregate and per Share USD basis; (ii) disclosed such sale in the Prospectus Summary section on page 9 of the Pre-Effective Amendment under the caption “Prospectus Summary” and on page II-1 of the Pre-Effective Amendment under the caption “Recent Sales of Unregistered Securities”; and (iii) revised page 95 of the Pre-Effective Amendment to identify the person with voting and dispositive control over the shares held by Ripple Markets as well as to disclose the affiliation between Ripple Markets and Ripple Labs.

Comment 2: XRP, XRP Markets and Regulation of XRP, page 58: We note your various references to bitcoin in describing XRP and the XRP Ledger in this section. Please add disclosure comparing the aggregate value of outstanding XRP to that of bitcoin.

Response: With respect to the Staff’s comment, the Trust advises the Staff that has revised page 58 of the Pre-Effective Amendment to disclose the aggregate value of outstanding XRP and bitcoin relative to one another.

Comment 3: Notes to the Financial Statements, Note 4. Trust Expenses, page F-11: You disclose here that the Sponsor Fee of 0.25% per annum is accrued daily and paid in XRP. On pages 6 and 74, you indicate that the Sponsor Fee is 0.50%, accrued daily and payable in XRP weekly in arrears. Please address the following:

●	Please reconcile for us the inconsistency between the 0.25% and 0.50% disclosed; and

●	It appears that the Sponsor Fees recorded were significantly greater than the annual rates disclosed. Please clarify for us what the historical rate was and when the rate changed or will change.

Response: With respect to the Staff’s comment, the Trust advises the Staff that the Trust has revised page F-11 of the Pre-Effective Amendment to correct a previous clerical error that reflected the Sponsor Fee rate at 0.25% instead of 2.50%. The Trust further advises the Staff that the Trust has revised pages 6 and 74 of the Pre-Effective Amendment to reflect the Sponsor Fee rate applicable to the Trust as a public trust will be 0.30%. The Trust advises the Staff that the 2.50% Sponsor Fee Rate disclosed in the F-pages to the Pre-Effective Amendment is only applicable to the Trust’s operations while a private trust and that the 0.30% Sponsor Fee rate will be applicable to the Trust starting on the date that the Trust becomes a publicly traded trust.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP